Value Exchange International, Inc.

Unit 602, Block B, 6 Floor, Shatin Industrial Centre

5-7 Yuen Shun Circuit, Shatin, N.T., Hong Kong SAR

Telephone: (852) 29504288

VIA EDGAR - CONFIDENTIAL SUBMISSION - CORRESPONDENCE

March 3, 2023

Taylor Beech, Attorney

Office of Trade and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Value Exchange International, Inc.
Form 10-K for the Year Ended December 31, 2021
Correspondence Received February 23, 2023
SEC File No. 000-53537

Dear Ms. Beech:

Below are the responses of Value Exchange International, Inc. (“Company”) to the Comment Letter by the SEC Staff (“Staff”), dated 23 February 2023, received by the Company on 23 February 2023, (the “Comment Letter”) regarding the Company’s Form 10-K for the fiscal year ended December 31, 2021, as amended by Form 10-K/A Amendment Number One (filed May 17, 2022) and Form 10-K/A Amendment Number Two (filed September 15, 2022).

Each comment of the SEC Staff in the Comment Letter is set forth below and is followed by the Company’s corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

Correspondence Filed December 30, 2022

Appendix 1/2/3

Dividends and Other Distributions, page 5

SEC Comment 1. We note your revised disclosure in response to comment 1 that the Company declared and paid a one-time cash dividend of $0.005 per share of Common Stock in 2021. Please further revise to quantify the aggregate amount of the dividend declared in 2021.

Company Response: Company respectfully acknowledges the Staff’s comments and advises the Staff that the Company will revise its disclosures in future Annual Reports on Form 10-K and, if and as appropriate, in future Quarterly Reports on Form 10-Q, to make the requested disclosures in SEC Comment #1 above. Company undertakes to update this disclosure to read:

The Company declared and paid a one-time dividend of $0.005 per shares of Common Stock in 2021, which in the aggregate amount was $169,291.

Correspondence Filed December 30, 2022

Appendix 1/2/3

Dividends and Other Distributions, page 5

SEC Comment - 2. We note your proposed disclosure in response to comment 2 and reissue our comment. Please amend your disclosure here to state that, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. The disclosure should state that there is no assurance the PRC government will not intervene in or impose restrictions on the ability of you or your subsidiaries to transfer cash. Include comparable disclosure in the summary risk factors and risk factors sections and provide cross-references to these other discussions in this section.

Company Response: Company respectfully acknowledges the Staff’s comments and advises the Staff that the Company will revise its disclosures in future Annual Reports on Form 10-K and, if and as appropriate, in future Quarterly Reports on Form 10-Q, to make the requested additional disclosures stated in SEC Comment #2 above. Company undertakes to update these disclosures to read:

-Additional Disclosure in Cash Flow section (page **):

To the extent cash in the Company’s or its subsidiaries’ business is held in China or Hong Kong, or held by a Chinese or Hong Kong entity, those funds may not be available to fund operations of the Company or its subsidiaries or for other uses outside of China or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the Company or its subsidiaries by the Chinese government to transfer cash. There can be no assurance the Chinese government will not intervene in or impose restrictions on the ability of the Company or its subsidiaries to transfer cash. See: Item 1A Risk Factors, Operational and Legal Risks Associated with being a U.S. Public Company with Chinese-Based and Hong Kong-Based Operations at page ** and page **.

-Additional Disclosure in Item 1A Risk Factors, Operational and Legal Risks Associated with being a U.S. Public Company with Chinese-Based and Hong Kong-Based Operations – Summary section (page **) – (Note: responsive disclosure is underlined to show addition to existing disclosure).

In particular:

●	Uncertainties with respect to the evolving and unpredictable Chinese legal and regulatory system and related actions by the Chinese government in China as well as in Hong Kong could adversely affect us and our China or Hong Kong operating subsidiaries, which actions may include, to the extent cash in the business of the Company or its subsidiaries is in China or Hong Kong or a Chinese or Hong Kong entity, the funds may not be available to fund operations or for other use outside of China or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the Company or its subsidiaries by the Chinese government to transfer cash. There can be no assurance the Chinese government will not intervene in or impose restrictions on the ability of the Company or its subsidiaries to transfer cash. See below: Item 1A. Risk Factors. Substantial uncertainties and restrictions with respect to the political and economic policies of the Chinese government and Chinese laws and regulations could have a significant impact upon the business that we conduct in Hong Kong and in China and accordingly on the financial condition of the Company. Our business, financial condition and results of operations, and the value of our common stock, or our ability to offer or continue to offer securities to investors, may be materially and adversely affected as a result of actions by the Chinese government in China or in Hong Kong at page **.

-Additional Disclosure in Item 1A Risk Factors, Operational and Legal Risks Associated with being a U.S. Public Company with Chinese-Based and Hong Kong-Based Operations, under “Substantial uncertainties and restrictions with respect to the political and economic policies of the Chinese government and Chinese laws and regulations could have a significant impact upon the business that we conduct in Hong Kong and in China and accordingly on the financial condition of the Company. Our business, financial condition and results of operations, and the value of our common stock, or our ability to offer or continue to offer securities to investors, may be materially and adversely affected as a result of actions by the Chinese government in China or in Hong Kong”, which disclosure is added as last paragraph of this Risk Factor and is stated below.

In addition, to the extent cash in the business of the Company or its subsidiaries is in China or Hong Kong or a Chinese or Hong Kong entity, the funds may not be available to fund operations or for other use outside of China or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the Company or its subsidiaries by the Chinese government to transfer cash. There can be no assurance the Chinese government will not intervene in or impose restrictions on the ability of the Company or its subsidiaries to transfer cash. See “Cash Flow” in “Management Discussion and Analysis” on page ** for further discussion of cash flow within the Company and its subsidiaries.

Conclusion. We hope that the foregoing has been responsive to the SEC Staff’s comments. We look forward to resolving the Staff comments and any further Staff comments in an expeditious manner.

Please direct any correspondence to Channing Au, Chief Financial Officer, at email: Channing.AU@value-exch.com. In the United States, the Company’s contact is Paul W. Richter, PW Richter plc, Telephone: (703) 725-7299 or email: pwr@pwrichtersec.com. Mr. Richter is outside legal counsel to the Company on select U.S. legal matters.

Sincerely,

Channing Au

Chief Financial Officer

cc: Robert H. Trapp, Director & Audit Committee Member; Wong Tat Keung, Director & Audit Committee Member; and Wong Shui Yeung, Director & Audit Committee Member